Pricing Supplement (To the Prospectus dated January 8, 2016, the Prospectus Supplement dated January 8, 2016, and the Product Prospectus Supplement dated January 8, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-208507 July 8, 2016

Royal Bank of Canada	$ 1,895,000 Phoenix Autocallable Notes due July 26, 2017 Linked to the ADRs of Teva Pharmaceutical Industries Ltd. Senior Global Medium Term Notes, Series G
General
•	The Notes are designed for investors who wish to receive Contingent Coupons (as defined below) if (i) on any of the Observation Dates (other than the final Observation Date), the closing price of the American Depository Receipts (“ADRs”) of Teva Pharmaceutical Industries Ltd. (the “Reference Stock”) or (ii) with respect to the final Observation Date, the Final Stock Price (as defined below) is at or above the Coupon Barrier (as defined below). Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Coupon for each Observation Date.
•	Investors in the Notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Coupon Payment may be made with respect to some or all of the Observation Dates. Contingent Coupon Payments should not be viewed as periodic interest payments.
•	The Notes are subject to automatic call if the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is at or above the Initial Stock Price. If the Notes are not automatically called and the Final Stock Price is below the Trigger Price (as defined below), investors will be fully exposed to the depreciation in the Reference Stock. Investors in the Notes should be willing to accept this risk of loss. All payments on the Notes are subject to our credit risk.
•	Senior unsecured obligations of Royal Bank of Canada maturing July 26, 2017.(a)(b)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on July 8, 2016(b) (the “trade date”) and will be issued on July 13, 2016(b) (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Stock:	The ADRs of Teva Pharmaceutical Industries Ltd. (Bloomberg symbol: “TEVA”)
Observation Dates:	October 20, 2016, January 19, 2017, April 20, 2017 and July 21, 2017.(a)(b)
Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Contingent Coupons:
The Contingent Coupon will be paid on each Coupon Payment Date if (i) the closing price of the Reference Stock on the applicable Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price is at or above the Coupon Barrier.

Contingent Coupon:	$26.80 per $1,000 in principal amount of the Notes, if payable.
Coupon Barrier:	$38.17, which is 75% of the Initial Stock Price (rounded to two decimal places)
Call Feature:
If the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is at or above the Initial Stock Price, the Notes will be automatically called for a cash payment equal to the principal amount plus the applicable Contingent Coupon for the applicable Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Trigger Price:	$38.17, which is 75% of the Initial Stock Price (rounded to two decimal places)
Payment at Maturity:
If the Notes are not called and on the final Observation Date:
•      the Final Stock Price is at or above the Trigger Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date; or
•      the Final Stock Price is below the Trigger Price, then you will receive a cash amount equal to the principal amount x (1 + the Underlying Return).

Underlying Return:	Final Stock Price - Initial Stock Price Initial Stock Price
Initial Stock Price:	$50.89, which was the closing price of one share of the Reference Stock on the trade date.
Final Stock Price:	The arithmetic average of the closing prices of one share of the Reference Stock on each of the Valuation Dates.
Valuation Dates:	July 17, 2017, July 18, 2017, July 19, 2017, July 20, 2017 and the final Observation Date(a)
Maturity Date:	July 26, 2017(a)
CUSIP/ISIN:	78012KQR1/US78012KQR13
Estimated Value:
The estimated initial value of the Notes as of the pricing date is $981.06 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement and beginning on page 1 of the prospectus and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
	Price to Public	Underwriting Commission[1]	Proceeds to Royal Bank of Canada
Per Note	$1,000	$10	$990
Total	$1,895,000	$18,950	$1,876,050
1 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.
RBC Capital Markets, LLC                      JPMorgan Chase Bank, N.A.      J.P. Morgan Securities LLC
Placement Agents

ADDITIONAL TERMS OF THE NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Risk Factors” in the product prospectus supplement dated January 8, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement TP-1 dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047446/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Return on the Notes Assuming a Range of Performance for the Reference Stock?
The following table illustrates hypothetical payments on the Notes that could be realized on each Coupon Payment Date or at maturity per $1,000 in principal amount of the Notes for a range of prices of the Reference Stock. The hypothetical payments and examples set forth below are based on the Initial Stock Price of $50.89, the Coupon Barrier and Trigger Price of $38.17, and the Contingent Coupon of $26.80, if payable.
The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.
Observation Dates Prior to the Final Observation Date				Final Observation Date
Reference Stock Price	Reference Stock Percentage Change at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Return on the Notes	Final Stock Price(3)	Underlying Return at Final Observation Date	Payment at Maturity(2)	Return on the Notes(4)
$91.60	80.00%	$1,026.80	2.68%	$91.60	80.00%	$1,026.80	2.68%
$86.51	70.00%	$1,026.80	2.68%	$86.51	70.00%	$1,026.80	2.68%
$81.42	60.00%	$1,026.80	2.68%	$81.42	60.00%	$1,026.80	2.68%
$76.34	50.00%	$1,026.80	2.68%	$76.34	50.00%	$1,026.80	2.68%
$71.25	40.00%	$1,026.80	2.68%	$71.25	40.00%	$1,026.80	2.68%
$66.16	30.00%	$1,026.80	2.68%	$66.16	30.00%	$1,026.80	2.68%
$61.07	20.00%	$1,026.80	2.68%	$61.07	20.00%	$1,026.80	2.68%
$55.98	10.00%	$1,026.80	2.68%	$55.98	10.00%	$1,026.80	2.68%
$53.43	5.00%	$1,026.80	2.68%	$53.43	5.00%	$1,026.80	2.68%
$50.89	0.00%	$1,026.80	2.68%	$50.89	0.00%	$1,026.80	2.68%
$48.35	-5.00%	$26.80	2.68%	$48.35	-5.00%	$1,026.80	2.68%
$45.80	-10.00%	$26.80	2.68%	$45.80	-10.00%	$1,026.80	2.68%
$43.26	-15.00%	$26.80	2.68%	$43.26	-15.00%	$1,026.80	2.68%
$38.17	-25.00%	$26.80	2.68%	$38.17	-25.00%	$1,026.80	2.68%
$35.62	-30.00%	$0.00	0.00%	$35.62	-30.00%	$700.00	-30.00%
$30.53	-40.00%	$0.00	0.00%	$30.53	-40.00%	$600.00	-40.00%
$25.45	-50.00%	$0.00	0.00%	$25.45	-50.00%	$500.00	-50.00%
$20.36	-60.00%	$0.00	0.00%	$20.36	-60.00%	$400.00	-60.00%
$15.27	-70.00%	$0.00	0.00%	$15.27	-70.00%	$300.00	-70.00%
$10.18	-80.00%	$0.00	0.00%	$10.18	-80.00%	$200.00	-80.00%
$5.09	-90.00%	$0.00	0.00%	$5.09	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	0.00%	$0.00	-100.00%	$0.00	-100.00%
(1) The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Stock Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date (i) if the closing price of one share of the Reference Stock on that Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price is greater than or equal to the Coupon Barrier.
(3) The Final Stock Price is equal to the arithmetic average of the closing prices of one share of the Reference Stock on each of the Valuation Dates.
(4) This column reflects only the return received in respect of the payment on the maturity date. In addition to this payment, if the closing price of the Reference Stock is greater than or equal to the Coupon Barrier (but below the Initial Stock Price) on one or more of the preceding Observation Dates, investors would receive the applicable Contingent Coupons.

Hypothetical Examples of Amounts Payable at Maturity or upon an Automatic Call
The following examples illustrate how the payments set forth in the table above are calculated.
Example 1: The closing price of the Reference Stock increases from the Initial Stock Price of $50.89 to $55.98 on the first Observation Date.
Because the closing price of the Reference Stock on the first Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,026.80 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 2.68% on the Notes. No further amount will be owed to you under the Notes.
Example 2: The closing price of the Reference Stock decreases from the Initial Stock Price of $50.89 to $45.80 on the first Observation Date (above the Coupon Barrier), $48.35 on the second Observation Date (above the Coupon Barrier), and increases to $61.07 on the third Observation Date.
Since the closing price of the Reference Stock on the third Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,026.80 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the third Observation Date. When added to the Contingent Coupon payments of $53.60 received in respect of the prior Observation Dates, the investor will have received a total of $1,080.40 per $1,000 in principal amount of the Notes, for a return of 8.04% on the Notes. No further amount will be owed to you under the Notes.
Example 3: The closing price of the Reference Stock decreases from the Initial Stock Price of $50.89 to $45.80 on the first Observation Date (above the Coupon Barrier), $35.62 on the second Observation Date (below the Coupon Barrier), $33.08 on the third Observation Date (below the Coupon Barrier) and the Final Stock Price of $48.35 (above the Coupon Barrier and Trigger Price).
Since the Final Stock Price is above the Coupon Barrier and Trigger Price, at maturity, the investor receives a payment of $1,026.80 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the final Observation Date. When added to the Contingent Coupon payment of $26.80 received in respect of the prior Observation Dates, the investor will have received a total of $1,053.60 per $1,000 in principal amount of the Notes, for a return of 5.36% on the Notes. No further amount will be owed to you under the Notes.
Example 4: The closing price of the Reference Stock decreases from the Initial Stock Price of $50.89 to $45.80 on the first Observation Date (above the Coupon Barrier), $35.62 on the second Observation Date (below the Coupon Barrier), $33.08 on the third Observation Date (below the Coupon Barrier) and the Final Stock Price of $35.62 (below the Coupon Barrier and Trigger Price).
At maturity, since the Final Stock Price is below the Coupon Barrier and Trigger Price, the investor receives a payment of $700.00 per $1,000 in principal amount of the Notes, reflecting the full downside performance of the Reference Stock. When added to the Contingent Coupon payment of $26.80 received in respect of the prior Observation Dates, Royal Bank of Canada will have paid you a total of $726.80 per $1,000 in principal amount of the Notes, for a loss of 27.32% on the Notes. No further amount will be owed to you under the Notes.

Selected Purchase Considerations
•	Capped Appreciation Potential — The return potential of the Notes is limited to the Contingent Coupons and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.
•	Potential Early Redemption as a Result of Automatic Call Feature — While the original term of the Notes is just over one year, the Notes will be called before maturity if the closing price of the Reference Stock is at or above the Initial Stock Price on the applicable Observation Date (other than the final Observation Date). In such a case, you will receive the principal amount plus the applicable Contingent Coupon corresponding to that Observation Date.
•	Contingent Protection Against Loss — If the Notes are not automatically called and the Final Stock Price is at or above the Trigger Price, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable Contingent Coupon). If the Notes are not automatically called and the Final Stock Price is less than the Trigger Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, you will lose at least 25% of your principal amount at maturity and may lose up to your entire principal amount.
Selected Risk Considerations
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the Reference Stock below the Trigger Price and the Notes are not automatically called. You will lose 1% of the principal amount of your Notes for each 1% that the Final Stock Price is less than the Initial Stock Price if the Final Stock Price is less than the Trigger Price.
•	Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Stock is above the Trigger Price.
•	You May Not Receive Any Contingent Coupons — Investors in the Notes will not necessarily receive Contingent Coupons on the Notes. If (i) the closing price of the Reference Stock on an Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates (other than the final Observation Date) and the Final Stock Price is less than the Coupon Barrier, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Contingent Coupon Payments should not be viewed as periodic interest payments. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.
•	Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.
•	Reinvestment Risk — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the Maturity Date. In addition, for the avoidance of doubt, the underwriting commission set forth above will not be rebated if the Notes are called prior to maturity.
•	Credit of Issuer — The Notes are Royal Bank’s senior unsecured debt securities. As a result, all payments on the Notes are dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the Reference Stock increases after the trade date. No assurance can be given as to what our financial condition will be on any payment date.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Stock. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Stock would have. Further, you will not participate in any appreciation of the Reference Stock, which could be significant.
•	There Is No Affiliation Between Us and the Issuer of the Reference Stock, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Stock. However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Stock. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Stock that the issuer of the Reference Stock prepares. You, as an investor in the Notes, should make your own investigation into the Reference Stock and the issuer of the Reference Stock. The issuer of the Reference Stock is not involved in this offering and has no obligation of any sort with respect to your Notes. The issuer of the Reference Stock has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
•	Single Stock Risk — The price of the Reference Stock can rise or fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Stock. Please see the product prospectus supplement for additional risk factors that may apply to ADRs, and to securities of issuers that are organized in countries other than the U.S.
•	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Stock on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the expected volatility of the Reference Stock;
•	the time to maturity of the Notes;
•	the dividend rate on the Reference Stock;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	The Estimated Initial Value of the Notes Is Less than the Price to the Public — The estimated initial value that is set forth in this final pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value. This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Estimated Initial Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.
•	Market Disruption Events and Adjustments — Whether the Notes will be called prior to maturity, the payment upon an automatic call or at maturity, the Observation Dates, the Valuation Dates and the Reference Stock are subject to adjustment as described in the product prospectus supplement and this pricing supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Stock on an Observation Date or Valuation Date, see “Market Disruption Events on a Valuation Date” below, and “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
•	Antidilution Adjustments — For certain corporate events affecting the Reference Stock, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this document or the product prospectus supplement as necessary to achieve an equitable result.

Information Regarding the Issuer of the Reference Stock
The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Stock is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
According to publicly available information, Teva Pharmaceutical Industries Ltd. is a global pharmaceutical company. The company develops, manufactures, and markets generic and branded human pharmaceuticals as well as active pharmaceutical ingredients.
Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 818686. The company’s ADSs are listed on the New York Stock Exchange under the ticker symbol “TEVA.”
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the period from January 1, 2012 to July 8, 2016.
Period-Start Date	Period-End Date	High Intra- Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
5/30/2012	6/30/2012	40.75	37.40	39.44
7/1/2012	9/30/2012	42.51	38.92	41.41
10/1/2012	12/31/2012	42.82	36.64	37.34
1/1/2013	3/31/2013	41.16	36.98	39.68
4/1/2013	6/30/2013	40.48	37.42	39.20
7/1/2013	9/30/2013	41.65	37.36	37.78
10/1/2013	12/31/2013	41.74	36.26	40.08
1/1/2014	3/31/2014	52.92	39.65	52.84
4/1/2014	6/30/2014	54.69	48.35	52.42
7/1/2014	9/30/2014	55.70	50.39	53.75
10/1/2014	12/31/2014	58.93	47.37	57.51
1/1/2015	3/31/2015	64.08	54.54	62.30
4/1/2015	6/30/2015	68.74	58.49	59.10
7/1/2015	9/30/2015	72.31	54.17	56.46
10/1/2015	12/31/2015	66.55	54.60	65.64
1/1/2016	3/31/2016	65.92	52.64	53.51
4/1/2016	6/30/2016	58.15	48.01	50.23
7/1/2016	7/8/2016	51.10	49.26	50.89

The graph below illustrates the performance of American Depositary Receipts representing shares of Teva Pharmaceutical Industries Ltd. from May 30, 2012 to July 8, 2016, based on the Initial Stock Price of $50.89, which was the closing price of the Reference Stock on July 8, 2016. The red line represents the Coupon Barrier and Trigger Price of $38.17, which is equal to 75.00% of the Initial Stock Price.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
We obtained the information regarding the historical performance of the Reference Stock in the chart above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on any Observation Date or Valuation Date. We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your principal amount.

Market Disruption Events on a Valuation Date
If a market disruption event occurs or is continuing on any scheduled Valuation Date other than the final Valuation Date, the price of the Reference Stock for that Valuation Date will equal the closing price of the Reference Stock on the next scheduled Valuation Date. For example, if a market disruption event occurs or is continuing on the first and second scheduled Valuation Dates, but not on the third scheduled Valuation Date, then the closing price of the Reference Stock on the third scheduled Valuation Date will also be deemed to be the closing price of the Reference Stock on the first and second scheduled Valuation Dates. If no further scheduled valuation dates occur after a valuation date on which a market disruption event occurs or is continuing or if a market disruption event occurs or is continuing on the final Valuation Date, then the closing price of the Reference Stock for that Valuation Date will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered to be commercially reasonable under the circumstances) by the calculation agent on that final Valuation Date, regardless of the occurrence or continuation of a market disruption event on that day. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing price of the Reference Stock that would have prevailed in the absence of the market disruption event.
Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.
Delivery of the Notes will be made against payment for the Notes on July 13, 2016, which is the third business day following the trade date (this settlement cycle being referred to as “T+3”).
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the price shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the estimated initial value of the Notes at the time the terms of the Notes were set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the estimated initial value for the Notes (estimated at the time the terms of the Notes were set) being less than their public offering price. See “Selected Risk Considerations—The Estimated Initial Value of the Notes Is Less than the Price to the Public” above.

U.S. Federal Tax Consequences
The following supplements, and to the extent inconsistent, supersedes, the discussion in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a callable pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Stock for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law, to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.